

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

October 1, 2009

Via Facsimile and U.S. Mail

Susan H. Alexander, Esq.
Executive Vice President, General Counsel and Secretary
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

> **Re:** **Facet Biotech Corporation**
> **Supplemental Response Letter dated September 29, 2009**
> **Amendment No. 1 to Schedule TO-T filed on September 22, 2009**
> **Filed by FBC Acquisition Corp. and Biogen Idec Inc.**
> **Schedule TO-T filed on September 21, 2009**
> **File No. 005-84407**

Dear Ms. Alexander:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Summary Term Sheet

What are the most significant conditions to the Offer, page 2

1. We note your response to comment one in our letter dated September 24, 2009; however, we reissue our comment. Please revise to clarify that the Section 203

condition can be satisfied by the issuer's board approving the acquisition of shares, as indicated in your response. Regarding the Impairment Condition, please revise to describe how you will determine that a transaction will impair your ability to acquire the Company or diminish the expected value to Biogen.

Acceptance for Payment and Payment, page 9

2. We note your response to comment 4; however, we reissue our comment. Please revise to delete the reference to "as practicable" or advise us.

Available Information, page 16

3. We note your response to comment 5 in our letter dated September 24, 2009; however, we reissue our comment. You may retain the portion of the disclosure stating that the information is based on publicly available documents prepared by others, but please revise to omit the disclaimer language that you take no responsibility for the accuracy and completeness of the information in the Offer to Purchase with respect to Facet Biotech.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Patricia A. Vlahakis, Esq.
        Wachtell, Lipton, Rosen & Katz